

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Stareable, Inc.
268 Ease Broadway, A603
New York, NY 10002

We have reviewed the accompanying financial statements of Stareable, Inc. Company (a corporation), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 8 to the financial statements, the Company has incurred and accumulated deficit since inception which raises an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Haynie & Company
Salt Lake City, Utah
December 23. 2019

STAREABLE, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2018 and 2017

STAREABLE, INC.
BALANCE SHEET
As of December 31, 2018 and 2017
(Unaudited)

ASSETS	2018	2017
Current Assets		
Cash and cash equivalents	$ 45,661	$ 3,382
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	$ 12,316	$ 5,422
Advance from founder	10,000	-
Convertible notes	-	120,000
Accrued interest	-	912
Total Current Liabilities	22,316	126,334
Long Term Liabilities		
Advance from founder	0	10,000
Total Liabilities	22,316	136,334
STOCKHOLDERS' EQUITY		
Common Stock; par value $0.0001 per share,	878	838
authorized 18,000,000 and 12,000,000 shares		
issued and outstanding 8,779,424 and 8,378,571 shares		
as of December 31, 2018 and 2017 respectively		
Preferred Stock; par value $0.0001 per share	491	0
authorized 6,000,000 and 0 shares		
issued and outstanding x and 0 shares		
as of December 31, 2018 and 2017 respectively		
Additional paid-in capital	377,745	6,007
Additional paid-in capital - SAFEs	80,000	0
Unearned compensation	(2,232)	(2,031)
Retained earnings	(433,537)	(137,766)
Total Stockholders' Equity	23,345	(132,952)
Total Liabilities and Stockholders' Equity	$ 45,661	$ 3,382

STAREABLE, INC.
STATEMENTS OF OPERATIONS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Revenues	$ 48,383	$ 602
Cost of revenues	41,762	18
Gross profit (loss)	6,621	584
Operating expenses		
General and administrative	293,549	111,003
Sales and marketing	8,843	4,010
Total operating expenses	302,392	115,013
Net Operating Income	(295,771)	(114,429)
Interest Expense	0	912
Net Income (Loss)	$ (295,771)	$ (115,341)

STAREABLE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2018 and 2017
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Unearned Compensation	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value					
Balance as of January 1, 2017	8,354,979	$ 835	0	$ 0	$ 3,494	$ 0	$ 0	$ (22,425)	$ (18,096)
Issuance of common stock	188,736	19	0	0	0	0	0	0	19
Repurchase of common stock	(165,144)	(16)	0	0	(3)	0	0	0	(19)
Share based compensation	0	0	0	0	2,516	0	(2,031)		485
Net Income (Loss)	0	0	0	0	0	0	0	(115,341)	(115,341)
Balance as of December 31, 2017	8,378,571	838	0	0	6,007	0	(2,031)	(137,766)	(132,952)
Issuance of common stock	0	0	3,308,505	331	249,669	0	0	0	250,000
Conversion of convertible notes	400,853	40	1,603,414	160	120,958	0	0	0	121,158
Issuance of SAFEs	0	0	0	0	0	80,000	0	0	80,000
Share based compensation	0	0	0	0	1,111	0	(201)	0	910
Net Income (Loss)	0	0	0	0	0	0	0	(295,771)	(295,771)
Balance as of December 31, 2018	8,779,424	$ 878	4,911,919	$ 491	$ 377,745	$ 80,000	$ (2,232)	$ (433,537)	$ 23,345

STAREABLE, INC.
STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Operating Activities		
Net Income (Loss)	$ (295,771)	$ (115,341)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Interest expense on convertible notes	0	912
Add in stock based compensation	910	485
Changes in operating assets and liabilities		
Increase (Decrease) in accrued expenses	6,894	3,447
Net cash used in operating activities	(288,877)	(110,982)
Financing Activities		
Issuance of convertible notes	0	17,000
Advance from founders	0	10,000
Issuance of common stock	250,246	0
Issuance of SAFEs	80,000	0
Net change in cash from financing activities	331,156	27,485
Net change in cash and cash equivalents	42,279	(83,497)
Cash and cash equivalents at beginning of period	3,382	86,879
Cash and cash equivalents at end of period	$ 45,661	$ 3,382

STAREABLE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 – NATURE OF OPERATIONS

Stareable, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on September 28, 2015. The Company sells subscriptions to a library of video content. The Company's headquarters are in New York, New York. The company began operations in 2015 and began incurring expenses in 2015.

Since Inception, the Company has relied on contributions from owners and the issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2018, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $45,661 and $3,382 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2018.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2016 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2016. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2018 and 2017 the Company recognized $48,383 and $602 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2018 and 2017 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that the Company receives or expects to receive for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CONVERTIBLE NOTES

The Company issued $120,000 of unsecured convertible notes (the "Notes") due November 24, 2018 ("Maturity Date"). The interest rates vary between 0.68% and 1.29%. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date. The Notes converted on April 6, 2018 to a total of 400,853 shares of common stock and 1,603,407 shares of preferred stock.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Par value $0.0001; authorized 18,000,000 and 12,000,000, issued and outstanding 8,779,424 and 8,378,571 shares as of December 31, 2018 and 2017 respectively. Holders of common stock have voting rights. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Preferred Stock:

Par value $0.0001; authorized 6,000,000 and 0, issued and outstanding 4,911,919 and 0 share as of December 31, 2018 and 2017 respectively. In the event of a dissolution or liquidation holders of preferred stock will be entitled to the assets available for distribution to stockholders before any payment will be made to common stockholders. Preferred stock is convertible at the option of the holder at an time and from time to time into Common stock determined by dividing the original issue price by the "Series Seed Conversion Price", which is initially $.075563. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Additional Paid-In Capital – SAFEs

In 2018 the Company issued SAFEs totaling $80,000.

SAFEs totaling $45,000 are automatically convertible into preferred stock on the completion of an event where the Company sells preferred stock ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

SAFEs totaling $35,000 are automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Warrant

The Company has issued a Warrant for the purchase of shares up to 3.5% of the Company's Fully Diluted Capitalization, measured immediately following the last closing of an equity financing event of at least $100,000 ("Qualified Equity Financing"). The Warrant is exercisable at the earlier of the next Qualified Equity Financing and the date the holder elects for the shares to be Common Stock. The exercise price will be the price per share in the next Qualified Equity Financing, or $1,000,000 divided by the Fully-Diluted Capitalization, if the holder elects for common stock shares. The Warrant was granted in exchange for a spot in an accelerator program. The Warrant expires at any Change of Control, or on the 10 year anniversary date.

NOTE 6 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 2,768,684 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 100% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over a period of six months to four years.

In 2017 the Company issued 639,815 stock options for shares of common stock with an exercise price of $0.0094 per share that vest over periods between six months and four years. In 2018 the Company issued 1,534,969 stock options for shares of common stock with an exercise price of $0.0491 per share that vest over periods of two years to four years that expire in ten years. As of December 31, 2018 and 2017 the number of unvested shares under the equity incentive plan are 1,563,992 and 529,719 respectively.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.0094 and .0491
Fair value share price	$ 0.0094

Expected volatility		60.0%
Expected term		1.00 to 4.00 years
Expected dividend rate		0.00%
Risk-free rate		2.06%
Fair value per share option	$	0.001 to 0.004

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred an accumulated deficit since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of SAFEs

In 2019 the Company issued SAFEs totaling $35,000. SAFEs are automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000 ($25,000 of the SAFEs) or $8,0000 ($10,000 of the SAFEs) divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

In 2019 the Company issued a SAFEs totaling $250,000. The SAFE is automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 65% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by April 30, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.